UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING INCOME OF US$121 MILLION AND OPERATING MARGIN REACHES 4.8% IN THIRD QUARTER 2015

Santiago, Chile, November 12, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the third quarter ended September 30, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.54 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported operating income of US$ 120.6 million for the third quarter 2015, with operating margin reaching 4.8%, an increase of 1.0 percentage point compared to the third quarter of 2014. Profitability improvements this quarter were driven by cost efficiencies as a result of lower fuel prices, as well as by the Company’s ongoing cost savings initiatives. Excluding fuel, cost per ASK equivalent decreased by 13.7% as compared to third quarter 2014.

•	As a result of a weaker macroeconomic environment in South America and the significant devaluations of Latin American currencies during the period, especially the 55.5% depreciation of the Brazilian real, total revenues for the Group during the third quarter 2015 declined by 19.9% as compared to third quarter 2014.

•	LATAM reported a net loss of US$113.3 million in third quarter 2015, similar to the net loss of US$107.8 million in third quarter 2014. Non-operating results include a non-cash foreign exchange loss of US$241.1 million mostly recognized at TAM as a result of the 27.2% devaluation of the Brazilian real during the quarter. The Company has been able to mitigate this foreign exchange loss over time by reducing its balance sheet exposure to the Brazilian real.

•	Considering the challenging economic scenario in Brazil and the resulting slowdown in the airline industry, TAM reduced domestic capacity in Brazil by 5.9% in September 2015 and, as previously announced, it is reducing capacity during the fourth quarter 2015 by approximately 8% to 10% as compared to 2014. As a result, the Company has already shown improvements in revenues per ASK, which increased by 10.7% as compared to the previous quarter, and by 6.0% as compared to third quarter 2014, when measured in Brazilian reais.

•	In order to adjust to weaker expected demand conditions, LATAM Airlines Group is revising its fleet capital expenditures for the next three years. The Company has undertaken a plan to restructure its delivery schedule for 2016–2018, aiming to reduce fleet commitments for the period by approximately 40%, equivalent to a reduction of approximately US$3.0 billion, through deferrals and sales of both wide body and narrow body aircraft. This restructuring seeks primarily to adjust capacity to the prevailing market conditions in Latin America, and is in line with our focus on maintaining a healthy balance sheet and adequate liquidity by reducing capex and pre-delivery payments. During this year, the Company has already successfully accomplished a significant portion of this plan, achieving a reduction of approximately US$1.8 billion in fleet commitments for the period, including the deferral of certain aircraft originally scheduled for delivery in 2017 and 2018. In addition to these ongoing negotiations, the Company is planning the redelivery of 20 aircraft for 2016, including the phase out of its 10 remaining Airbus A330s. Furthermore, the Company continues to rationalize freighter capacity, having finalized the sublease of one of its four 777-200Fs to a third party.

•	LATAM seeks to maintain an adequate level of liquidity, which we consider to be in the range of US$1.5 billion. As of September 30, 2015, the Company had US$1,542.3 million in cash and cash equivalents, which represents 14.2% of last twelve months revenue. Regarding our fleet commitments, we have completed approximately 80% of our fleet financing requirements for 2016.

MANAGEMENT COMMENTS ON THIRD QUARTER 2015 RESULTS

LATAM Airlines Group’s strong leadership position and diversified business model make it the best positioned airline group in the region to face the current context of weaker macroeconomic conditions and devalued currencies in South America, especially in Brazil. Despite the challenging market conditions, LATAM’s financial results show improvements this quarter over the third quarter 2014, reflecting the resiliency and flexibility of our operations. Furthermore, the Company remains committed to maintain a healthy balance sheet and adequate liquidity, evaluating opportunities to reduce fleet and non-fleet capital expenditures, as well as reductions in capacity growth in order to face a period of expected weakness in demand.

Over the past quarters, we have made substantial adjustments to respond to the challenging macroeconomic scenario affecting South American economies. Our focus has been on implementing capacity reductions in the Brazilian domestic and international markets, deferring fleet deliveries expected during 2017 and 2018, as well as aggressively pursuing cost efficiency initiatives throughout the organization.

Towards the end of 2014, LATAM launched a cost savings plan with the objective of reducing total operating costs by approximately 5% through 2018. These savings are in addition to the cost efficiencies resulting from the restructuring of our fleet plan. Year to date, we have accumulated a total cost reduction of approximately US$240 million, above our initial estimates. These efficiencies, enhanced by the depreciation of local currencies, have driven the 12.3% decrease of LATAM’s CASK-ex fuel in the last nine months.

Notwithstanding the initiatives to enhance the resiliency of the Company through capacity reviews and reduction in costs and capital expenditures, LATAM Airlines Group maintains a long term commitment to the development of air travel in Latin America and has not altered its long term strategic plans, which focus on developing the best network and the best passenger experience of any airline in Latin America.

Regarding LATAM’s network development, the previously announced capacity reductions in Brazilian domestic and international markets have been offset by strengthening our main hubs in the Group’s Spanish speaking markets and pursuing strategic growth opportunities. As part of LATAM’s network strategy, the Company announced plans to launch new international routes between now through the end of 2016. These new destinations will strengthen the Group’s connectivity in Latin America, North America, the Caribbean, Europe and Africa. Some of these new routes include LAN Peru’s first nonstop flight between Washington DC and Lima. In addition, TAM is awaiting approval from authorities to operate from Sao Paulo to Johannesburg, making LATAM Airlines Group the only Latin American airline group to have regularly scheduled flights to the African continent. Regarding the Northeast hub in Brazil, the Company delayed the announcement of the city to host its hub to the first half of 2016 due to the time of airport infrastructure.

In addition to the already announced reductions to the domestic network in 2015, TAM will make certain adjustments to the current Brazilian international network during 2016, namely the previously announced cancellations of the three weekly frequencies between Miami and Belo Horizonte as of March 2016, one of the five weekly frequencies between Miami and Manaus as of April 2016, and the already published cancellation of four of the 14 weekly frequencies between New York City and Sao Paulo as of April 2016.

LATAM continues working to achieve and maintain the preference of customers by providing the best service before and during the flight. LATAM has implemented wireless in-flight entertainment on 131 narrow body aircraft and more than 3,000 short-haul flights, and expects to complete implementation of this service on all the narrow body fleet by the first quarter 2016. Additionally, LATAM has launched two new services on its website; “Manage my booking” and “Flight Status,” allowing customers to stay informed and manage their flight options throughout their trip. Furthermore, the Company continues the unification process of check-in counters between LAN and TAM, and is also testing a Self-Bag Tag service at the Guarulhos and Brasilia airports.

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2015 RESULTS

Total revenues in the third quarter 2015 reached US$2,514.8 million compared to US$3,141.3 million in third quarter 2014. The decrease of 19.9% is a result of a 19.8% and 24.5% decrease in passenger and cargo revenues, respectively, as well as a 2.5% decrease in other revenues. Passenger and cargo revenues accounted for 84.0% and 12.3% of total operating revenues, respectively, in third quarter 2015.

Passenger revenues decreased 19.8% during the quarter, which reflects a 5.0% increase in capacity, offset by a 23.7% decline in consolidated passenger unit revenue (RASK), when compared to the third quarter 2014. The RASK decrease was driven by a 23.1% drop in yields, while load factors showed a small decline of 0.6 p.p. reaching 83.9%. Yield performance continues to be negatively impacted by the weak macroeconomic scenario in South America, as well as weak and volatile local currencies (especially in Brazil).

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended September 30
	RASK (US cents)			ASK (millions)		Load Factor
	3Q15	% Change		3Q15	% Change	3Q15	% Change
Bussines Unit
Domestic SSC	8,1	-11,8%		5.633	5,6%	81,4%	-0.1 pp
Domestic Brazil	5,7	-32,2	% *	10.977	-0,5%	81,9%	0.5 pp
International	6,4	-17,1%		17.913	8,5%	86,0%	-1.6 pp

Total	6,1	-23,7%		34.522	5,0%	83,9%	-0,6 pp

*	Domestic Brazil RASK increased 6.0% when measured in BRL.

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues.

During the third quarter 2015, demand in the airline group’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a moderate pace, with an increase of 54% in passenger traffic as measured in RPKs. Passenger capacity as measured in ASKs grew by 5.6% during the quarter, driven by growth in Peru and Chile, while load factors marginally declined 0.1 p.p, reaching 81.4% During the quarter, RASK was impacted by a weaker pricing environment in most markets, as well as by the depreciation of local currencies, mainly the Colombian, Chilean and Peruvian peso which depreciated 53.9%, 17.2% and 13.9%, respectively. As a result, revenues per ASK in US dollars declined 11.8%, as compared to the third quarter 2014.

In the domestic Brazil passenger operations, revenues per ASK have improved significantly during the third quarter 2015 when measured in BRL, increasing 10.7% sequentially and 6.0% as compared to the third quarter 2014, driven by TAM’s adjustments to its domestic network. TAM was the only operator in Brazil to reduce capacity during the quarter, decreasing ASKs by 0.5% as compared to third quarter 2014. The decrease of 0.5% is a result a 7.5% increase in capacity in July, affected by the World Cup soccer tournament which took place in Brazil last year, offset by 3.4% and 5.9% decrease in the months of August and September. Our strategy enabled TAM to maintain load factors above the industry average, reaching a healthy 81.9%, while we continue focused on leveraging the Company’s strategic position and improving connectivity from our main hubs, namely Sao Paulo Guarulhos and Brasilia. Furthermore, TAM led the Top of

Mind ranking in Brazil for the seventh year, increasing the gap with the second airline, and consolidated its leadership position in the Brazilian market in spite of the capacity reductions in its domestic network. Furthermore, TAM also continues to be the preferred airline in the corporate segment.

During the quarter, LATAM’s capacity on international routes increased by 8.5% as measured in ASKs, focused on strengthening our international hubs and our routes to the Caribbean, including an increase in the frequencies from Sao Paulo to Cancun, Bogota to Cancun and Lima to Habana. However, the Company has also reduced capacity on routes with weaker demand, including certain international operations from Brazil. Traffic increased by 6.5%, while passenger load factors remain very healthy at 86.0%. Pressures on yields continued during the quarter, mainly in the operations to and from Brazil, related to weaker local demand for international travel as a result of the depreciation and volatility of the Brazilian real. LATAM and its affiliates are managing this situation by reducing capacity, as previously announced, in selected routes between Brazil and the United States, and by adjusting its point of sale mix within the region in order to focus on the markets with stronger demand. Revenues per ASK in international passenger operations decreased 17.1% as compared to the third quarter of 2014.

Cargo revenues decreased by 24.5% in the quarter, driven by a 12.2% decline in cargo traffic and a 13.6% decline in cargo yields as compared to the third quarter of 2014. During the quarter, cargo demand remained weak, especially in the Brazilian domestic and international market. In addition, connecting cargo traffic in Sao Paulo Guarulhos airport was affected by an ongoing strike in customs personnel. Pressures on cargo yields continued, mainly as a result of the competitive scenario, the depreciation of local currencies (mainly the Brazilian Real and the Euro), and a lower cargo fuel surcharge related to the drop in fuel prices. As a result, cargo revenues per ATK of the third quarter declined 24.2% as compared to the same quarter of the previous year.

The Company continues working to adjust freighter capacity, while focused on maximizing the belly utilization of the Company’s passenger fleet. In the third quarter, cargo capacity, as measured in ATKs, declined 0.5%, which includes an 8.0% reduction of the freighter operation. In line with this and in addition to the sublease of three Boeing 767-300Fs announced the first quarter of this year, the Company materialized the sublease of one 777-200F to a third party for a period of two years.

Other revenues decreased by 2.5%, amounting to US$91.4 million during the third quarter 2015, as a result of 27% decline in income from Multiplus when measured in US dollars and a net loss due to the phase out of seven Dash 8-200 aircraft, partially offset by an increase in revenues related to aircraft leases to third parties.

Total operating expenses in the third quarter 2015 reached US$2,394.3 million, a 20.8% reduction as compared to the third quarter of 2014. Cost per ASK equivalent (including net financial expenses) decreased by 22.3%, including the effect of the 37.3% decrease in fuel price paid per gallon (including hedge). Furthermore, cost per ASK equivalent excluding fuel dropped 13.7%, mainly due to our ongoing cost reduction program, as well as the positive effect of local currency depreciations on our costs denominated in those currencies. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 16.5% mainly due to the positive impact of the depreciation of local currencies, especially the Brazilian real, during the quarter as compared to the third quarter of 2014 in wages denominated in that currency. The decrease is also explained by a 1.2% decline in average headcount, which is in line with capacity reductions in Brazil and the ongoing efficiency initiatives throughout the Company.

•

Fuel costs decreased by 37.1% mainly as a result of a decrease of 42.3% in the average fuel price per gallon (excluding hedge) as compared to the third quarter of 2014 and a decrease of 1.1% in gallons consumed per ASK equivalent compared to the same period 2014, mainly resulting from fuel efficiency programs and an increasingly efficient fleet. This was partially offset by the recognition of a US$55.2 million fuel hedge loss, compared to a US$4.4 million fuel hedge loss in the third quarter 2014. At the same time, the Company recognized a US$5.6 million gain related to foreign currency hedging contracts, compared to a US$6.9 million loss recognized in the same period of last year.

•	Commissions to agents decreased by 14.5% mainly due to lower passenger and cargo sales, as well as the positive effect of the depreciation of the Brazilian real.

•	Depreciation and amortization decreased by 7.2%, despite the increase in the number of owned aircraft, mainly as a result of the positive effect of the 55.5% devaluation of the real against the dollar during the quarter on a portion of these costs.

•	Other rental and landing fees decreased by 16.5% mainly due to a decrease in aeronautical rates resulting from the decrease in cargo operations.

•	Passenger service expenses decreased by 1.8%, mainly due to the positive effect of the depreciation of the Brazilian real, despite the slight increase in transported passengers.

•	Aircraft rentals increased by 1.3% despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases.

•	Maintenance expenses increased by 7.0% due to redelivery costs related to the Company’s fleet restructuring, offset by ongoing efficiencies related to the renewal of our fleet.

•	Other operating expenses decreased by 16.9%, mainly due to lower advertising and marketing costs as well as commercial and distribution system costs, in line with the Company’s cost efficiency initiatives.

Non-operating results

•	Interest income increased by 40.1% to US$32.7 million in third quarter 2015 from US$23.3 million in the same period 2014, mainly due to an increase in the interest rate base for Brazilian investments.

•	Interest expense increased from US$85.9 million in third quarter 2014 to US$107.9 million in the same quarter 2015, mainly as a result of the non-recurring negative carry recognition of the prefunded financing of certain aircraft with deliveries through the first quarter of 2016.

•	Under Other income (expense), the Company recognized a US$231.1 million loss, negatively impacted by a foreign exchange loss of US$241.5 million mostly recognized at TAM as a result of the 27.2% depreciation of the Brazilian real between June 30 and September 30, 2015. This compares to the US$152.7 million loss in other income (expense) in the third quarter 2014, which included a foreign exchange loss of US$144.1 million.

LIQUIDITY AND FINANCING

At the end of the third quarter 2015, LATAM reported US$1,542 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, equivalent to 14.2% of net revenue in the last twelve months. As of September 30, 2015, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$950 million, US$412 million of which were funded directly by LATAM. Furthermore, the Company’s liquidity position is also enhanced by US$130 million in undrawn committed credit lines with Chilean and international banks. LATAM continues actively working to maintain a strong balance sheet and to maintain its cash position at approximately US$ 1.5 billion, which we consider to be an adequate level for the Company under current market conditions.

LATAM’s financial debt during the third quarter 2015 reached US$8,874 million, an increase of 1.3% as compared to the second quarter 2015. The Company amortized US$501 million in debt, of which 44% was related to aircraft financing. Funding issuances during the quarter totaled US$456 million, of which US$282 million are related to fleet financing. For the remainder of 2015 and full year 2016, the Company has debt maturities of US$400 million and US$1,356 million, respectively.

Regarding the Company’s fleet commitments, during 2015 LATAM had obligations for US$1.7 billion, of which 51% were capital expenditures financed through financial leases and 49% were operating leases. For 2016, fleet commitments amount to US$2.0 billion, of which 45% are expected to be capital expenditure requirements in the form of financial leases and 55% will be operating leases. Year to date, we have fully financed the 2015 fleet requirements and we have financed approximately 80% of our fleet obligations for 2016. In addition, non-fleet capex is approximately US$400 million per year, including expenditures on spare engines, components and information technology, among others.

One of the objectives of LATAM Airlines Group is to reduce the volatility of our financial results and cash flow caused by external factors such as foreign exchange rate and fuel price fluctuations. As of September 30, 2015, the Company has reduced the exposure to the Brazilian real on LATAM’s balance sheet to US$1.1 billion. In addition, the Company has hedged approximately 90% of its estimated total net Brazilian real monthly operating exposure for the next six months through foreign exchange derivative contracts.

In relation to fuel exposure, LATAM Airlines Group has hedged approximately 37% of its estimated fuel consumption for the next twelve months. The Group’s fuel hedging strategy, consisting of a combination of Jet Fuel options, has allowed us to limit our potential fuel hedge losses to a maximum amount of US$40 million for the fourth quarter 2015 and a maximum of US$60 million for the full year 2016.

LATAM FLEET PLAN

The Company continues advancing in its fleet renewal plan, taking advantage of the delivery of new and more efficient aircraft types to phase out the less efficient models, as well as allocating the best suited to each one of our markets. During the third quarter 2015, LATAM sold five Dash 8-200s and one Airbus A319 and redelivered one Airbus A330. In addition, the Company took delivery of five Airbus A321s, which have approximately 10% lower CASK than the Company’s Airbus A320s, and three B787-9s, with approximately 21% lower CASK than LATAM’s B767s. The Company ended the quarter with a total of 31 Airbus A321s and 16 Boeing 787 aircraft, making LATAM’s one of the most modern fleets in Latin America and the world.

As mentioned above, LATAM Airlines Group is working to restructure its fleet delivery schedule for 2016 – 2018, aiming to reduce its fleet commitments for this period through deferrals and sales of both wide body and narrow body aircraft. The fleet plan shown below reflects the Group’s current fleet commitments, as well as redeliveries planned for 2016. The plan below may vary as the Company advances with its ongoing negotiations. For 2016, the Company expects fleet capex to reach approximately US$960 million, with the remaining fleet commitments to be financed through sale and leaseback transactions.

	At year end	2015	2016	2017
Passenger Aircraft
Dash 8-200		0	0	0
Airbus A319-100		50	48	48
Airbus A320-200		153	148	140
Airbus A320 Neo		0	2	20
Airbus A321-200		36	48	48
Airbus A330-200		10	0	0
Boeing 767-300		38	37	36
Airbus A350-900		1	7	13
Boeing 777-300 ER		10	10	10
Boeing 787-8		10	10	10
Boeing 787-9		7	12	14
TOTAL		315	322	339

Cargo Aircraft
Boeing 777-200F		3	2	2
Boeing 767-300F		8	7	6

TOTAL		11	9	8

TOTAL FLEET		326	331	347

Fleet Commitment (US$ millions)		1,689	2,000	1.849

Note: This table does not include three 767-300Fs and one 777-200F that LATAM is currently leasing to a third party.

GUIDANCE FOR 2015 AND 2016

Capacity growth guidance for 2015 remains unchanged (see table below). In addition, the Company maintains its guidance for an operating margin of between 3.5% and 5% for full year 2015.

The Company is introducing preliminary guidance for capacity growth for 2016 in both passenger and cargo operations. LATAM expects total passenger ASK growth to be between 0% and 3% for full year 2016. TAM’s domestic passenger ASKs in the Brazilian market are expected to decline between 6% and 9% during 2016. ASKs in domestic Spanish-speaking countries are expected to increase in the aggregate by approximately 6% to 8% during 2016.

International passenger ASK growth for full year 2016 is expected to reach between 4% and 6%. The Company will continue to review capacity in markets where demand has been most impacted during this year, but at the same time will continue to pursue growth opportunities in specific markets.

Regarding cargo operations, LATAM expects cargo ATKs to decline between 2% and 0% as compared to 2015, mainly driven by increased capacity in the bellies of passenger aircraft.

		2015	2016
ASK Growth (Passenger)	Total Network	2% / 4%	0% / 3%
	International (Long Haul & Regional)	4% / 6%	4% / 6%
	Brazil Domestic	0%	-9% / -6%
	SSC Domestic	-4% / -2%	6% / 8%

ATK Growth (Cargo)		-2% / 0%	-2% / 0%

Operating Margin		~3.5% / 5%

*****

LATAM has filed today its quarterly financial statements as at September 30, 2015 with the Superintendencia de Valores y Seguros of Chile. These financial statements are and will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 140 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 318 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate in parallel and maintain their respective brands and identities until further notice. The implementation of the new brand will happen gradually and will be visible starting in the first half of 2016. For more information please visit www.lan.com or www.tam.com.br respectively. Further information is available at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2015

	For the three month period ended September 30
	2015	2014	% Change
REVENUE
Passenger	2,113,683	2,637,086	-19.8%
Cargo	309,781	410,486	-24.5%
Other	91,358	93,728	-2.5%

TOTAL OPERATING REVENUE	2,514,822	3,141,300	-19.9%

EXPENSES
Wages and Benefits	-507,351	-607,417	-16.5%
Aircraft Fuel	-658,840	-1,047,722	-37.1%
Comissions to Agents	-81,769	-95,680	-14.5%
Depreciation and Amortization	-233,052	-251,231	-7.2%
Other Rental and Landing Fees	-275,688	-330,120	-16.5%
Passenger Services	-78,161	-79,603	-1.8%
Aircraft Rentals	-133,442	-131,742	1.3%
Aircraft Maintenance	-122,990	-114,993	7.0%
Other Operating Expenses	-302,959	-364,419	-16.9%

TOTAL OPERATING EXPENSES	-2,394,252	-3,022,927	-20.8%

OPERATING INCOME	120,570	118,373	1.9%

Operating Margin	4.8%	3.8%	1.0 pp

Interest Income	32,706	23,347	40.1%
Interest Expense	-107,909	-85,930	25.6%
Other Income (Expense)	-231,060	-152,729	51.3%

INCOME BEFORE TAXES AND MINORITY INTEREST	-185,693	-96,939	91.6%
Income Taxes	82,204	4,106	1902.0%

INCOME BEFORE MINORITY INTEREST	-103,489	-92,833	11.5%

Attributable to:
Shareholders	-113,344	-107,829	5.1%
Minority Interest	9,855	14,996	-34.3%

NET INCOME	-113,344	-107,829	5.1%

Net Margin	-4.5%	-3.4%	-1.1 pp

Effective Tax Rate	42.0%	3.7%	38.4 pp

EBITDA	353,622	369,604	-4.3%
EBITDA Margin	14.1%	11.8%	2.3 pp.

EBITDAR	487,064	501,346	-2.8%
EBITDAR Margin	19.4%	16.0%	3.4 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine month period ended September

	For the nine months period ended September 30
	2015	2014	% Change
REVENUE
Passenger	6,434,371	7,853,657	-18.1%
Cargo	994,548	1,256,130	-20.8%
Other	289,899	256,676	12.9%

TOTAL OPERATING REVENUE	7,718,818	9,366,463	-17.6%

EXPENSES
Wages and Benefits	-1,611,200	-1,823,750	-11.7%
Aircraft Fuel	-2,077,877	-3,155,006	-34.1%
Comissions to Agents	-235,852	-304,311	-22.5%
Depreciation and Amortization	-705,585	-744,260	-5.2%
Other Rental and Landing Fees	-834,071	-993,318	-16.0%
Passenger Services	-222,679	-228,529	-2.6%
Aircraft Rentals	-391,134	-392,815	-0.4%
Aircraft Maintenance	-352,688	-346,033	1.9%
Other Operating Expenses	-922,965	-1,132,086	-18.5%

TOTAL OPERATING EXPENSES	-7,354,051	-9,120,108	-19.4%

OPERATING INCOME	364,767	246,355	48.1%

Operating Margin	4.7%	2.6%	2.1 pp

Interest Income	64,590	68,596	-5.8%
Interest Expense	-313,492	-330,348	-5.1%
Other Income (Expense)	-408,806	-146,562	178.9%

INCOME BEFORE TAXES AND MINORITY INTEREST	-292,941	-161,959	80.9%
Income Taxes	119,157	-24,785	-580.8%

INCOME BEFORE MINORITY INTEREST	-173,784	-186,744	-6.9%
Attributable to:
Shareholders	-203,018	-208,072	-2.4%
Minority Interest	29,234	21,328	37.1%

NET INCOME	-203,018	-208,072	-2.4%

Net Margin	-2.6%	-2.2%	-0.4 pp

Effective Tax Rate	37.0%	-13.5%	50.5 pp

EBITDA	1,070,352	990,615	8.0%
EBITDA Margin	13.9%	10.6%	3.3 pp.

EBITDAR	1,461,486	1,383,430	5.6%
EBITDAR Margin	18.9%	14.8%	4.2 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the nine months period ended
	September			September
	2015	2014	% Change	2015	2014	% Change
System
ASKs-equivalent (millions)	53,104	51,554	3.0%	155,223	153,237	1.3%
RPKs-equivalent (millions)	38,530	38,727	-0.5%	112,280	113,811	-1.3%
Overall Load Factor (based on ASK-equivalent)%	72.6%	75.1%	-2.6 pp	72.3%	74.3%	-1.9 pp
Break-Even Load Factor (based on ASK-equivalent)%	71.2%	73.7%	-2.5 pp	73.7%	70.2%	3.5 pp
Yield based on RPK-equiv (US Cent)	6.3	7.9	-20.1%	6.6	8.0	-17.3%
Operating Revenues per ASK-equiv (US Cent)	4.6	5.9	-22.8%	4.8	5.9	-19.5%
Costs per ASK-equivalent (US Cent)	4.7	6.0	-22.3%	5.0	6.2	-19.8%
Costs per ASK-equivalent ex fuel (US Cents)	3.4	4.0	-13.7%	3.6	4.2	-12.3%
Fuel Gallons Consumed (millions)	311.3	305.7	1.8%	910.5	907.1	0.4%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.9	5.9	-1.14%	5.9	5.9	-0.9%
Average Trip Length (thousands km)	1.6	1.6	2.9%	1.6	1.6	1.6%
Total Number of Employees (average)	52,421	53,062	-1.2%	53,003	53,319	-0.6%
Total Number of Employees (end of the period)	51,866	52,897	-1.9%	51,866	52,897	-1.9%

Passenger
ASKs (millions)	34,522	32,880	5.0%	99,723	96,768	3.1%
RPKs (millions)	28,973	27,785	4.3%	82,848	80,533	2.9%
Passengers Transported (thousands)	17,571	17,339	1.3%	50,608	49,988	1.2%
Load Factor (based on ASKs) %	83.9%	84.5%	-0.6 pp	83.1%	83.2%	-0.1 pp
Yield based on RPKs (US Cents)	7.3	9.5	-23.1%	7.8	9.8	-20.4%
Revenues per ASK (US cents)	6.1	8.0	-23.7%	6.5	8.1	-20.5%

Cargo
ATKs (millions)	1,765	1,774	-0.5%	5,273	5,365	-1.7%
RTKs (millions)	908	1,039	-12.7%	2,796	3,161	-11.6%
Tons Transported (thousands)	254	268	-5.2%	738	811	-9.0%
Load Factor (based on ATKs) %	51.4%	58.6%	-7.2 pp	53.0%	58.9%	-5.9 pp
Yield based on RTKs (US Cents)	34.1	39.5	-13.6%	35.6	39.7	-10.5%
Revenues per ATK (US Cents)	17.5	23.1	-24.2%	18.9	23.4	-19.4%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30 2015	As of December 31 2014
Assets:

Cash, and cash equivalents	1,022,926	989,396
Other financial assets	588,276	650,401
Other non-financial assets	344,102	247,871
Trade and other accounts receivable	976,144	1,378,837
Accounts receivable from related entities	392	308
Inventories	203,512	266,039
Tax assets	71,469	100,708
Non-current assets and disposal groups held for sale	929	1,064
Total current assets	3,207,750	3,634,624

Property and equipment	10,558,010	10,773,076
Goodwill	2,244,869	3,313,401
Intangible assets other than goodwill	1,286,661	1,880,079
Other non- current assets	677,737	883,250
Total non- current assets	14,767,277	16,849,806

Total assets	17,975,027	20,484,430

Liabilities and shareholders’ equity:

Other financial liabilities	1,629,078	1,624,615
Trade and other accounts payables	1,390,531	1,489,396
Tax liabilities	19,444	35
Other non-financial liabilities	2,392,528	2,715,686
Total current liabilities	5,431,581	5,829,732

Other financial liabilities	7,338,891	7,389,012
Accounts payable	566,675	577,454
Other provisions	476,466	703,140
Deferred tax liabilities	799,761	1,051,894
Employee benefits	77,379	74,102
Other non-financial liabilities	331,619	355,401
Total non-current liabilities	9,590,791	10,151,003

Total liabilities	15,022,372	15,980,735

Share capital	2,545,705	2,545,705
Retained earnings	334,736	536,190
Treasury Shares	(178)	(178)
Other reserves	(6,286)	1,320,179
Equity attributable to the parent company’s equity holders	2,873,977	4,401,896
Minority interest	78,678	101,799

Total net equity	2,952,655	4,503,695

Total liabilities and equity	17,975,027	20,484,430

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of September 30, 2015	As of September 30, 2014
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	8,546,230	9,434,101
Other cash receipts from operating activities	69,853	76,377

Payments for operating activities
Payments to suppliers for goods and services	(5,316,193)	(6,607,670)
Payments to and on behalf of employees	(1,669,876)	(1,832,337)
Other payments for operating activities	(231,010)	(362,026)
Interest Received	34,465	8,236
Income Taxes refunded (paid)	(30,077)	(79,234)
Other cash inflows (outflows)	(191,865)	(30,026)

Net cash flows from operating activities	1,211,527	607,421

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	273,390	441,720

Other payments to acquire equity or debt instruments of other entities	(348,301)	(303,847)
Amounts raised from sale of property, plant and equipment	45,016	517,739
Purchases of property, plant and equipment	(886,475)	(888,930)
Amounts raised from sale of intangible assets	104	—
Purchases of intangible assets	(13,357)	(36,267)
Other cash inflows (outflows)	15,301	(15,723)

Net cash flows used in investing activities	(914,322)	(285,308)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	—	156,344
Payments to acquire shares from society	—	792
Amounts raised from long-term loans	1,161,306	428,080
Amounts raised from short-term loans	115,000	561,151
Loans repayment	(949,875)	(2,012,490)
Payments of finance lease liabilities	(241,778)	(280,979)
Dividends paid	(25,683)	(26,874)
Interest paid	(237,148)	(284,115)
Other cash inflows (outflows)	(33,600)	(14,949)

Net cash flows from (used in) financing activities	(211,778)	(1,473,040)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	85,427	(1,150,927)
Effects of variations in the exchange rate on cash and equivalents	(51,897)	(83,667)
Net increase (decrease) in cash and cash equivalents	33,530	(1,234,594)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,022,926	750,309

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30 2015	As of December 31 2014
Total Assets	17,975,027	20,484,430

Total Liabilities	15,022,372	15,980,735
Total Equity*	2,952,655	4,503,695

Total Liabilities and Shareholders equity	17,975,027	20,484,430

Net Debt
Current and long term portion of loans from financial institutions	7,371,103	7,049,033
Current and long term portion of obligations under capital leases	1,441,251	1,709,034
Other liabilities current and long term portion	61,495	59,148
Cash and cash equivalents	-1,542,275	-1,533,770
Total Net Debt	7,331,574	7,283,445
Plus: 7 x last twelve months’ aircraft rent	3,637,921	3,649,688

Adjusted Net Debt	10,969,495	10,933,133

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2015	2014
Cash and Equivalents as % of LTM revenues	14.2%	12.3%

Adjusted Gross Debt (US$ thousands)	12,511,770	12,466,903
Adjusted Gross Debt / EBITDAR (LTM)	5.9	6.2

Adjusted Net Debt (US$ thousands)	10,969,495	10,933,133
Adjusted Net Debt / EBITDAR (LTM)	5.2	5.4

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2015
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	2	0	2
Airbus A319-100	12	39	51
Airbus A320-200	60	95	155
Airbus A321-200	10	21	31
Airbus A330-200	2	8	10
Boeing 767-300	4	34	38
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	4	2	6

TOTAL	104	209	313

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	109	219	328

Note: This table includes three 767-300Fs and one B777-200F that LATAM is currently leasing to a third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO